KRAMER LEVIN NAFTALIS & FRANKEL LLP

THOMAS E. MOLNER
PARTNER
PHONE 212-715-9429
FAX 212-715-8000
TMOLNER@KRAMERLEVIN.COM

March 3, 2010

VIA EDGAR AND BY HAND

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010
Attn:  Michelle Lacko, Staff Attorney

Re:                             Baltic Trading Limited

Amendment No. 6 to Form S-1

Filed February 26, 2010

File No. 333-162456

Ladies and Gentlemen:

On behalf of Baltic Trading Limited (the “Company” or “Baltic”), we provide the Company’s responses to the letter dated March 2, 2010 setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission relating to the filing referenced above.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.  The revisions to the filing described below are reflected in an amendment (the “Amendment”) to the Registration Statement on Form S-1 referenced above (as so amended, including all exhibits thereto, the “Registration Statement”) being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

Registration Statement

General

1.              Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Baltic will continue to consider these requirements.

1177 AVENUE OF THE AMERICAS   NEW YORK NY 10036-2714   PHONE 212.715.9100   FAX 212.715.8000   WWW.KRAMERLEVIN.COM

ALSO AT 47 AVENUE HOCHE   75008 PARIS FRANCE

Prospectus

Executive Compensation, page 95

2.              We note throughout the filing that you will grant a total of 466,000 restricted common shares to your Chairman and your President and Chief Financial Officer under the 2010 Equity Incentive Plan in connection with the pricing of this offering.  Please disclose the price per share in which these shares will be valued (e.g., IPO price range $14.00 to $16.00 per share or other described valuation) and disclose in your MD&A section that you will recognize compensation expense over the four year vesting period.  Similarly revise your disclosure on page 95 under the heading Compensation of Our Directors.

The disclosure has been revised in response to this comment.  Please see pages 47 and 95 of the Registration Statement.

Financial Statements

Note 4.  Subsequent Events, page F-8

3.              See Amendment No. 6.  Please revise the disclosures in the last paragraph of this note to be consistent with that in the MD&A section on page 48 where availability of the credit facility will be subject to your acquisition of the initial fleet of six vessels...(except you may fulfill this condition in respect of your second Capesize vessel to be delivered by providing cash collateral).

The disclosure has been revised in response to this comment.  Please see page F-8 of the Registration Statement.

Part II.  Information Not Required in Prospectus, Page II-1

Item 16.  Exhibits and Financial Statement Schedules, Page II-3

4.              Revise to delete the phrase “form of’ before the opinions.

The disclosure has been revised in response to this comment.  Please see page II-3 and the Exhibit Index of the Registration Statement.

Exhibit 23.1

5.              Amendments should contain currently dated accountants’ consents.  Manually signed consents should be kept on file for five years.  Reference is made to Rule 402 of Regulation C.

The Company has noted the Staff’s comment.  A currently dated accountants’ consent is being filed with the Amendment in response to this comment.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Thomas E. Molner

Thomas E. Molner

cc:                                 Mr. John C. Wobensmith

Enclosures:                                  One clean copy of the Registration Statement

Two marked copies of the Registration Statement